FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Free translation of letters, dated March 17, 2005, to the Bank of New York, the Santiago Stock Exchange, the Chile Electronic Stock Exchange, and the Brokers’ Stock Exchange, Valparaiso, informing them of the resolutions adopted in the Ordinary Meeting of Shareholders.
2.	Free translation of letters, dated March 17, 2005, to the Santiago Stock Exchange, the Chile Electronic Stock Exchange, and the Brokers’ Stock Exchange, Valparaiso, informing them of material fact.
3.	Free translation of letter, dated March 17, 2005, to the Bank of New York, informing them of material fact.
4.	Free translation of letter, dated March 17, 2005, to the Superintendency of Banks and Financial Institutions, informing them of material fact.
5.	Free translation of letter, dated March 17, 2005, to the the Superintendent of Stock Exchanges, informing them of material fact.
6.	Free translation of material fact.

Item 1

Free Translation

Santiago, March 17, 2005

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Stock Exchange

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Stock Exchange

Bolsa de Corredores (Brokers Stock Exchange, Valparaiso)

Stock Exchange

Mr. Edgar Piedra

Assistant Treasurer

The Bank of New York

620 Avenue of the Americas, 6LF

New York, NY 10011

Dear Sirs:

We hereby inform you that in the General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, Chile, held on March 16 of the current year, the following resolutions were adopted:

1. Approval of the Report, the Financial Statement and the Auditors’ Report which correspond to the fiscal year from January 1 through December 31, 2004.

2. Distribution of $14,448,881,080 of the profits from the fiscal year 2004, which in total added up to $14,485,080,994, through declaration of a dividend of $40 per share, to be paid at the conclusion of the Meeting on the first floor of the offices of Casa Matriz del Banco, located at Pedro de Valdivia N°100, Comuna de Providencia. The remainder was put into the retained earnings reserve. The dividends that are not collected by the shareholders at the conclusion of the Meeting will be paid from the next business day at the offices of the Bank, located at Huérfanos N°1234, Santiago.

In accordance with the law, the shareholders listed in the Registry of Shareholders of the Bank have the right to collect the dividends due to them up to five days before the day the Meeting is to be held. That is to say, from March 10, 2005, inclusive.

3. Election of the members of the Board. The entire Board of Directors was either replaced or reappointed. The resignation of Mr. José Fonollosa García produced the opening for the position of Director. The following were elected Directors: Messrs. Gustavo Alcalde Lemarie; Ernesto Bertelsen Repetto; Ricardo Alfonso Massu Massu; Vitalino Manuel Nafría Aznar; Juan Prado Rey-Baltar; Jaime Said Handal; José Said Saffie; Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga. Carlos Area Usatorre y José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Directors, respectively.

Item 1

Free Translation

4. Ascertainment of the amount of remunerations of the Board for the fiscal year 2005. The Board resolved to establish the following monthly remunerations for the Board, expressed in unidades de fomento* and payable in the peso legal tender equivalent on the date of payment. The following are to be the remunerations for each individual: 500 unidades de fomento for the President, 325 unidades de fomento for the Vice President, 250 unidades de fomento for each director and 125 unidades de fomento for each alternate director. It was further resolved that if a director receives fees for duties other than those involved in the exercise of his position, or if a corporation in which a director has a majority share receives fees because it has signed a contract with the Bank, then that director shall only receive, directly or indirectly, either the amount of his monthly pay as a director, or the fee agreed upon by him or the corporation for duties other than those involved in the exercise of his position, whichever is larger, for the duration of that contract.

5. Ascertainment of the remunerations of the Directors’ Committee and ascertainment of an expense budget for the fiscal year of 2005. The Board resolved to set a remuneration of 20 unidades de fomento for attendance to the ordinary and extraordinary sessions, allowing an expense budget of $25,000,000.

6. Appointment of the External Auditors for the fiscal year 2005. The Board resolved to appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada to this position; if they are not available, then Deloitte & Touche Sociedad de Auditores y Consultores Limitada, or if they are not available, then Ernst & Young (Chile) Auditores-Consultores Limitada.

7. Designation of Risk Rating Agencies for the period from May 1, 2005, and April 30, 2006. The Board designated Feller-Rate to be Limited Risk Rating Agency, and Humphreys Limitada to be Risk Rating Agency.

8. We reported the operations pursuant to Article 44 of Law No. 18.046 that were held in the fiscal year 2004.

9. We reported the activities carried out by the Directors’ Committee, along with the fact that it incurred no expenses.

10. We reported the expenses of the Board.

11. We released the annual report of the Auditing Committee of BBVA, Chile.

We reported the material facts that occured during 2004.

Sincerely,

BANCO BILBAO VIZACAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

*	an inflation-indexed accounting unit

Item 2

Free Translation

Santiago, March 17, 2005.

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Stock Exchange

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Stock Exchange

Bolsa de Corredores (Brokers Stock Exchange, Valparaiso)

Stock Exchange

Dear Sirs:

In accordance with the legal regulations currently enforceable, I inform you that the Ordinary Shareholders’ Meeting, held March 16, 2005, replaced or reappointed in its entirety the Board of Directors with nine new members and two alternates. The foregoing took place due to the opening for the position of Director produced by the Board’s acceptance of the resignation of Mr. José Fonollosa García.

Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Juan Prado Rey-Baltar, Jaime Said Handal, José Said Saffie, Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga were elected to serve as Directors.

Similarly, Messrs. Carlos Area Usatorre y José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Director, respectively.

The directors will remain in their current positions for a term of three years.

During the ordinary session of the Board, held after the Ordinary Shareholders’ Meeting, on the same day, the Board elected Mr. José Said Saffie as President, and Mr. Vitalino Manuel Nafría Aznar as Vice President.

The present publication provides the material facts of the state of the Bank that will be presented to the public through a notice to be published in the newspaper La Nación as soon as possible. Once effected, I will remit to you a photocopy of said publication.

Sincerely,

BANCO BILBAO VIZACAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Item 3

Free Translation

Santiago, March 17, 2005

Mr. Edgar Piedra

Assistant Treasurer

The Bank of New York

101 Barclays Street 22nd Floor—West

New York, New York 10286

U.S.A.

Dear Mr. Piedra:

I hereby inform you that, during the Ordinary Shareholders’ Meeting, held March 16, 2005, it replaced or reappointed in its entirety the Board of Directors with nine new members and two alternates. The foregoing took place due to the opening for the position of Director produced by the Board’s acceptance of the resignation of Mr. José Fonollosa García.

Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Juan Prado Rey-Baltar, Jaime Said Handal, José Said Saffie, Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga were elected to serve as Directors.

Similarly, Messrs. Carlos Area Usatorre and José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Director, respectively.

The directors will remain in their current positions for a term of three years.

During the ordinary session of the Board, held after the Ordinary Shareholders’ Meeting, on the same day, the Board elected Mr. José Said Saffie as President, and Mr. Vitalino Manuel Nafría Aznar as Vice President.

The foregoing constitutes a material fact with respect to the Bank which has been communicated today by letters sent to the Superintendency of Banks and Financial Institutions, to the Superintendency of Stock Exchanges of Chile and which will be published as soon as possible in the newspaper La Nación of Chile.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Rony Jara Amigo

Fiscal

Item 4

Free Translation

Santiago, March 17, 2005

Mr. Enrique Marshall S.

Superintendent of Banks and

Financial Institutions

Dear Sirs:

In accordance with the legal regulations currently enforceable, I inform you that during the Ordinary Shareholders’ Meeting, held March 16, 2005, it replaced or reappointed in its entirety the Board of Directors with nine new members and two alternates. The foregoing took place due to the opening for the position of Director produced by the Board’s acceptance of the resignation of Mr. José Fonollosa García.

Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Juan Prado Rey-Baltar, Jaime Said Handal, José Said Saffie, Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga were elected to serve as Directors.

Similarly, Messrs. Carlos Area Usatorre y José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Director, respectively.

The directors will remain in their current positions for a term of three years.

During the ordinary session of the Board, held after the Ordinary Shareholders’ Meeting, on the same day, the Board elected Mr. José Said Saffie as President, and Mr. Vitalino Manuel Nafría Aznar as Vice President.

The foregoing constitutes the material facts of the state of the Bank that will be presented to the public through a notice to be published in the newspaper La Nación as soon as possible, and which will be communicated to the Superintendency of Stock Exchanges by letter to be sent today.

Once effected, the same publication will remit to you a photocopy of the notice, in accordance with the instructions given by the Supervisory Agency in chapter 18-10 of the Compilation of Updated Regulations.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Item 5

Free Translation

Santiago, March 17, 2005

Mr. Alejandro Ferreiro Y.

Superintendent of Stock Exchanges

Dear Sirs:

In accordance with the legal regulations currently enforceable, I inform you that during the Ordinary Shareholders’ Meeting, held March 16, 2005, it replaced or reappointed in its entirety the Board of Directors with nine members and two alternates. The foregoing took place due to the opening for the position of Director produced by the Board’s acceptance of the resignation of Mr. José Fonollosa García.

Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Juan Prado Rey-Baltar, Jaime Said Handal, José Said Saffie, Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga were elected to serve as Directors.

Similarly, Messrs. Carlos Area Usatorre y José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Director, respectively.

The directors will remain in their current positions for a term of three years.

During the ordinary session of the Board, held after the Ordinary Shareholders’ Meeting, on the same day, the Board elected Mr. José Said Saffie as President, and Mr. Vitalino Manuel Nafría Aznar as Vice President.

The foregoing constitutes the material facts of the state of the Bank.

Sincerely,

BANCO BILBAO VIZACAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Item 6

Free Translation

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

MATERIAL FACT

Banco Bilbao Vizcaya Argentaria, Chile, informs its clients and the general public, that the Ordinary Shareholders’ Meeting, held on March 16, 2005, replaced or reappointed in its entirety the Board of Directors with nine new members and two alternates. The foregoing took place following the opening for the position of Director produced by the Board’s acceptance of the resignation of Mr. José Fonollosa García.

Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, Ricardo Alfonso Massu Massu, Vitalino Manuel Nafría Aznar, Juan Prado Rey-Baltar, Jaime Said Handal, José Said Saffie, Gonzalo Toraño Vallina y Gregorio Villalabeitia Galarraga were elected to serve as Directors.

Similarly, Messrs. Carlos Area Usatorre y José Domingo Eluchans Urenda were elected to serve as First and Second Alternate Director, respectively.

The directors will serve for a term of three years.

During the ordinary session of the Board, held after the Ordinary Shareholders’ Meeting, on the same day, the Board elected Mr. José Said Saffie as President, and Mr. Vitalino Manuel Nafría Aznar as Vice President.

The present publication provides the material facts of the state of the Bank and fulfills the requirements of Articles 9 and 10 of Law No. 18.045 and Article 44 of the General Banking Laws.

THE GENERAL MANAGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: March 21, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer